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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                                Commission File Number  0-8624
                                                                       --------

(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

    For Period Ended:     April 21, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     ------------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION


                               ALFA LEISURE, INC.
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                            Full Name of Registrant


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                           Former Name if Applicable


                                  1350 5th St.
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           Address of Principal Executive Office (Street and Number)


                                Chino, CA  91710
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                            City, State and Zip Code



                       PART II -- RULES 12b-25(b) AND (e)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

        [X]     (a)     The reasons described in reasonable detail in Part III
                        of this form could not be eliminated without unreasonable effort or expense;

        [X]     (b)     The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20-F, 11-K, Form
                        N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [X]     (c)     The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.



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                               PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The filing of the Form 10-K is being delayed pending the receipt of information from a third party and completion of audit procedures by the Registrant's independent accountants.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

              STEVE MUTRUX                   909                  628-5574
        -------------------------       --------------        ------------------
                 (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes  [ ] No
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(3)             Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes  [ ] No
                ------------------------------------------------

                If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                The Registrant expects to report the following:

                Sales decreased 5.8 percent to $25,749,645 in 1996 from $27,348,921 in 1995. This decrease was due to a general decline in the market.

                Gross profit decreased as a percent of sales from 15.6% in 1995 to 14.6% in 1996.

                Selling, general and administrative expenses increased 4.5% compared with the prior year because of an increase in selling expense in order to maintain volume in a contracting market.

                Net income is estimated to be $119,877 for the year ended April 30, 1996, as compared with $823,921 for the same period in 1995.
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                               ALFA LEISURE, INC.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  July 22, 1996                     By  Johnnie R. Crean
    ---------------------------           --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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                                                (Attach Extra Sheets If Needed)

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                         [COOPERS & LYBRAND LETTERHEAD]


June 19, 1996


Mr. Johnnie R. Crean
Chairman
Alfa Leisure, Inc.
5163 "G" Street
Chino, California 91710

Dear Mr. Crean:

This will confirm that Coopers & Lybrand L.L.P. is awaiting the receipt of information from certain third parties, and is in the process of completing certain other audit procedures in order for us to complete our audit of the April 30, 1996 consolidated financial statements of Alfa Leisure, Inc.

We are aware that this letter will be furnished by Alfa Leisure, Inc. as an exhibit to its filing of Form 12b-25 with the U.S. Securities and Exchange Commission.



Very truly yours,



COOPERS & LYBRAND L.L.P.